CMG Holdings Group, Inc.

2130 North Lincoln Park West 8N

Chicago, IL 60614

Division of Corporate Finance

Office of Technology

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE:       CMG Holdings Group, Inc.

Registration Statements on Form 10K and 10Q

Filed March 31, 2022 and May 13, 2022

File No. 000-51770

Gentlemen

This is in response to the comment letter dated May 18, 2022.

In response to your comments please see the following:

Comment 1. We have reviewed and noted the dates that need to be changed. Per instruction by Ms Meadows From the Division of Corporation Finance we have not amended the Form 10K for year end December or the Form 10Q for quarter end March 31, 2022. We will fix when we file the 10Q for the quarter end June 30, 2022.

Sincerely,

Glenn Laken

Glenn Laken

Chief Executive Officer